UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of November 2013

000-55041
(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street
Kiryat Matalon, P.O. Box 7537
Petach-Tikva 4951778, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F;

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On November 15, 2013, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing that the Company’s American Depository Receipts (“ADRs”) have been approved for listing on the NYSE MKT. Trading is expected to commence on the NYSE MKT on November 19, 2013 under the ticker symbol “CANF”. Prior to that date, the ADRs will continue to trade on the U.S. Over-the-Counter Markets (OTCQB: CANFY). A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Also on November 15, 2013, in connection with the Company’s listing of the ADRs for trading on the NYSE MKT and as required by the NYSE MKT, the Company filed a Form 8-A with the U.S. Securities and Exchange Commission to register the ADRs and the Company’s ordinary shares, par value NIS 0.25 per share, underlying such ADRs pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated November 15, 2013

99.2	Form 8-A., filed by Can-Fite BioPharma Ltd. with the U.S. Securities and Exchange Commission on November 15, 2013 and incorporated herein by reference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: November 15, 2013	By:	/s/ Motti Farbstein
Motti Farbstein
Chief Operating and Financial Officer